					Exhibit 12
Motorola Solutions, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31

(In Millions)	2018	2017	2016	2015	2014

Pretax income (1)	$1,098	$1,079	$839	$930	($1,177)

Fixed charges (as calculated below)	276	246	253	200	172

Earnings (2) (3)	$1,374	$1,325	$1,091	$1,130	($1,005)

Fixed charges:

Interest expense	$240	$215	$225	$186	$147

Rent expense interest factor	36	31	28	14	21

Total fixed charges (2)	$276	$246	$253	$200	$172

Ratio of earnings to fixed charges	5.0	5.4	4.3	5.7	N/A (4)

Notes
(1) After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2) As defined in Item 503 (d) of SEC Regulation S-K.

(3) The Company has no capitalized interest.

(4) Earnings were inadequate to cover fixed charges for the year ended December 31, 2014 by approximately $1.2 billion.